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	212 839 5300	DALLAS	LOS ANGELES	TOKYO
	212 839 5599 FAX		NEW YORK	WASHINGTON, DC
jkantrowitz@sidley.com
	(212) 839-8654	FOUNDED 1866

November 8, 2006

BY EDGAR

Mr. Edward M. Kelly
Senior Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

  Re:
  Aldabra Acquisition Corporation
  Great Lakes Dredge & Dock Holdings Corp.
  Pre-effective Amendment 1 to Registration Statement on Form S-4,
  File No. 333-136861, filed October 16, 2006

Dear Mr. Kelly:

        On behalf of our clients, Aldabra Acquisition Corporation and Great Lakes Dredge & Dock Holdings Corp. (collectively, the "Company"), we are responding to the letter dated November 2, 2006 (the "Comment Letter") from you to the Company. Set forth below are the Company's responses to the comments set forth in the Comment Letter. All page numbers set forth in the responses to the staff's comments refer to the page numbers in the proxy statement/prospectus. For ease of reference, each comment contained in the Comment Letter appears directly above the Company's corresponding response.

General

        1.     Refer to prior comment 1. State what Great Lakes' net indebtedness and working capital and Aldabra's working capital were as of August 31, 2006 that were used in the calculation. For greater clarity, consider presenting the example in tabular format. We note the disclosure, for example, in note (i) to the unaudited pro forma condensed consolidated balance sheet and statements of operations.

        Response:    The Company has revised the disclosure document in response to the staff's comment on page 4.

Letter to Shareholders

        2.     Refer to prior comment 3. As requested previously, replace the discussion of the technical use of merger subsidiaries and state clearly at the outset that:

  •
  Aldabra will acquire the parent of Great Lakes Dredge & Corporation or Great Lakes.

  •
  Aldabra will be renamed Great Lakes upon completion of the merger transactions.

        As requested previously, revise similarly the notice of special meeting of stockholders and the prospectus' outside front cover page. You may wish to refer to the disclosure in the first Q&A although that Q&A does not state that Aldabra will be renamed Great Lakes upon the merger transactions' completion.

        Response:    The Company has revised the letter to stockholders and the prospectus' outside front cover page in response to the staff's comment.

        3.     Consider updating the closing sale price of Aldabra common stock, warrants, and units. We note that the price information is of August 17, 2006.

        Response:    The Company has revised the third page of the letter to stockholders in response to the staff's comment.

The Great Lakes Merger, page 3

        4.     We note your response to prior comment 6. Disclose the basis for the range of values used in the table.

        Response:    The Company has revised the disclosure document in response to the staff's comment by adding footnotes (1) and (2) to the table of average trading prices on page 4.

Other Factors, page 9

        5.     Refer to prior comment 1.1. Quantify here and on page 56:

  •
  the number of Great Lakes Holdings' shares that will be available for sale after the mergers' closings.

  •
  The number of underlying shares eligible for resale if Aldabra's outstanding warrants which will become exercisable for Great Lakes Holdings' common stock are exercised.

  •
  The number of shares entitled to registration rights.

        Response:    The Company has revised the disclosure document in response to the staff's comment on pages 11 and 59.

Certain Financial Projections, page 10

        6.     Please remove the language that stockholders should not rely on the projections.

        Response:    In response to the staff's comment, we have modified the language on page 12 of the proxy statement/prospectus and have eliminated the language that stockholders should not rely on the financial projections.

Conditions to the Great Lakes Merger, page 12

        7.     Refer to prior comment 13. As noted previously, conditions to the Great Lakes merger include receipt by Aldabra and Great Lakes of favorable tax opinions as disclosed on pages 76 and 77. Further, section 5D of Article 5 in the merger agreement filed as exhibit A stipulates that any condition for a party's benefit may be waived by that party. Since the tax consequences are material to an investor and a representation of the tax consequences is given in the filing, we reissue that portion of the comment for Aldabra to file the tax opinion of Kirkland & Ellis LLP as an exhibit to the registration statement.

        Allow us sufficient time to review the executed tax opinion of Kirkland &:Ellis before requesting acceleration of the registration statement's effectiveness.

        Response:    The opinion of Kirkland & Ellis LLP has been filed as Exhibit 99.2 to the registration statement.

Interests of Great Lakes' and Aldabra's Directors and Executive Officers in the Merger, page 15

        8.     Refer to prior comment 15. Revise the disclosure to include the price paid by each of Aldabra's directors and officers for the shares of Aldabra common stock purchased:

  •
  before Aldabra's initial public offering or IPO.

  •
  after Aldabra's IPO.

        Similarly, revise the disclosure to include the price, if any, paid by Mr. Nathan D. Leight or his affiliates for the 14,000 warrants acquired as part of units.

        Similarly, revise the disclosure to include the price paid by Terrapin Partners Employee Partnership for the 52,000 shares of Aldabra common stock and the 1,572,000 warrants that it purchased.

        Response:    The Company has revised the disclosure document in response to the staff's comment on pages 17, 18 and 71.

        9.     Refer to footnote (1) on page 16. Tell us why the stated value of the warrants includes only the intrinsic value and not the option value of the warrants.

        Response:    We believe that showing the valuation of the warrants based on a Black-Scholes valuation methodology is not appropriate due to the highly subjective nature of the calculation, primarily due to two factors that are unique to this transaction.

  1)
  Volatility Assumption—the volatility assumption utilized in any Black-Scholes calculation has a meaningful impact on the valuation. The historical volatility for Aldabra common stock over the past six months has been approximately 10.6%. However, Aldabra common stock has been trading at a slight premium or discount to the cash per share amount held in its trust account over that time period rather than trading based on the fundamental outlook for Great Lakes. Subsequent to the Great Lakes merger, the volatility of Aldabra common stock should increase. However, as the extent of any such increase is unknown, making assumptions regarding this unknown could prove to be misleading to investors.

  2)
  Issuance of New Shares Underlying the Warrants—a Black-Scholes calculation is primarily utilized to value a call option in which one holder simply transfers his or her shares to another holder (i.e., the exercise of the option does not involve the issuance of new shares of the company). However, in Aldabra's case, the full exercise of all of the warrants involves the issuance of 18.4 million new shares of common stock in relation to its currently outstanding 11.2 million shares, which represents a significant "warrant overhang" (such "overhang" will be mitigated somewhat by the issuance of approximately 28 million shares of Aldabra common stock in the Great Lakes merger). The Black-Scholes calculation therefore needs to be adjusted by a dilution factor which, under certain circumstances, can yield counter-intuitive results. For example, the diluted Black-Scholes value for the warrant could actually be LESS than the intrinsic value of a warrant if it were based on certain assumptions.

Notwithstanding the foregoing, based on a volatility of 10.6%, taking into account the shares issuable in the Great Lakes merger and taking into account the dilutive impact of all of Aldabra's warrants, we estimate the Black-Scholes value of an Aldabra warrant to be $0.49, $0.86 and $0.97 assuming an Aldabra stock price of $5.10, $5.70 and $5.87, respectively as compared to the respective intrinsic values of $0.10, $0.70 and $0.87. At the current trading prices, the valuation under the two methodologies are not significantly different.

In summary, given the very subjective nature of the diluted Black-Scholes calculation and the immaterial resulting difference that would be produced using the "option value" compared with the "intrinsic value", we believe its use and the presentation of the option value in the S-4 would not provide investors with additional meaningful information.

U.S. Federal Income Tax Consequences of the Great Lakes Merger and the Holding Company Merger, page 17

        10.   Refer to prior comment 18. We note the revised assuming that language in the second paragraph here and on page 87. Where the tax treatment depends upon the legal conclusions whether the merger transactions are reorganizations within the meaning of section 368 of the Internal Revenue Code, counsel must opine on these matters as part of its tax opinion and may not assume that its opinions are "correct." Alternatively, if counsel is unable to express an opinion that an intended tax benefit will be available because of uncertainty in the law or for other reasons, the opinion should so state and disclose that there is or may be a material tax risk that the particular benefit will be disallowed on audit. The tax effect of the disallowance should be disclosed in the tax opinion and in the prospectus. Please revise. Note that we are not objecting to the disclosure on page 88 that "Opinions of counsel neither bind the IRS or any court, nor preclude the IRS from adopting a contrary position."

        Response:    The Company has revised the disclosure document in response to the staff's comment and has removed the "assumption" on pages 19 and 93.

Questions and Answers about the Transactions, page 19

        11.   Disclosure in the seventeenth Q&A that the mergers will be completed in October 2006 is inconsistent with disclosure elsewhere, including disclosure on page 15 that the Great Lakes merger will close in November 2006. Please reconcile the disclosures.

        Response:    The Company has revised the disclosure document in response to the staff's comment on pages 16 and 24 to show that the closing is expected to take place in December 2006.

Risk Factors, page 26

        12.   Include as a discrete risk factor disclosure that:

  •
  The warrants may be exercised only if there is a current registration statement.

  •
  If there is not a current registration statement, the warrant holders are not entitled to a net cash settlement, and the warrants may expire without the warrant holders ever being able to exercise the warrants.

        We note the disclosure on page 91.

        Response:    In response to the staff's comment, we have included a risk factor on page 36 of the proxy statement/prospectus.

Selected Historical Financial Information, page 38 and
GLDD Historical Statements of Operations, pages F-23 and F-36

        13.   Please revise the selected financial information and the historical statements of operations of GLDD Acquisitions Corp. to include also pro forma earnings per share and the weighted average number of pro forma shares used in the calculations as retroactively restated for the effects of the recapitalization. It appears to us that pro forma earnings per share are necessary since the recapitalization is essentially a stock split.

        Response:    The Company has revised the disclosure document in response to the staff's comment to include the requested information on pages 41 and 42 and on pages F-33, F-37 and F-59.

Comparable Transactions Analysis, page 64

        14.   Disclosure states that the financial advisor identified three transactions that it viewed as generally comparable to Great Lakes. Expand the disclosure to include the names of the three transactions.

        Response:    The Company has revised the disclosure document in response to the staff's comment by including information concerning these transactions in tabular format on page 68.

The Merger, page 49

        15.   In the fourth paragraph, include Mr. Leight's full name and position. We note the disclosure in the fifth paragraph in response to prior comment 23.

        Response:    The Company has revised the disclosure document in response to the staff's comment by including the requested information on page 53.

        16.   In the eleventh paragraph, disclosure states that the oral opinion updated the preliminary fairness opinion for market changes that had occurred in the previous week. Summarize the market changes.

        Response:    The Company has revised the disclosure document in response to the staff's comment on page 54.

Warrants, page 91

        17.   Please revise your disclosure to state correctly the date of the warrant clarification agreement as September 12, 2006.

        Response:    The Company has revised the disclosure document in response to the staff's comment on page 97.

Beneficial Ownership, page 143

        18.   Instruction 1 to Item 403 of Regulation S-B indicates that you state in a footnote to the beneficial ownership table the number of shares that the beneficial owner has the right to acquire within 60 days from options, warrants, rights, conversion privilege, or similar obligations. Item 403(b) of Regulation S-B requires, however, that you show the number of shares that the beneficial owner has the right to acquire within 60 days in the beneficial ownership table. Since outstanding warrants become exercisable upon the mergers' completion, tell us why you omitted the shares underlying the warrants from the beneficial ownership table.

        Response:    The Company has revised the disclosure document in response to the staff's comment to include the indicated information on pages 51, 151-152 and 176-178.

Unaudited Pro Forma Condensed Consolidated Balance Sheet and Statements of Operations, page 146

        19.   We read your response to prior comment 48 and believe that such information would be relevant to an investor's understanding of the future expenses of the combined entity. Therefore, please revise the notes to the pro forma financial statements to disclose the specific nature and amount of expenses recorded by Aldabra during the periods presented and the reasons why these expenses are not expected to carryover to Great Lakes.

        Response:    The Company has revised the disclosure document in response to the staff's comment by adding a new footnote (g) to the pro forma financial statements on page 161.

Note 11. Commitments and Contingencies, page F-29

        20.   We read your response to prior comment 50. With regard to the matter related to Hurricane Katrina, you disclosed that the company "does not believe it is reasonably possible that this claim will have a material adverse impact on its financial condition." Please clarify and disclose whether you believe it is reasonably possible that this matter could have a material impact on your results of operations and cash flows. If a material loss is reasonably possible, please provide any additional disclosures required by SFAS 5 and SAB 5:Y.

        Response:    The Company has revised the disclosure document in response to the staff's comment by modifying the information included on pages 123 and F-31.

        21.   With respect to the personal injury lawsuits in Texas, you disclosed that "should these litigation trends persist, Great Lakes' future results of operations could be negatively impacted." You also disclosed that you have recorded charges of $2.0 million and $1.3 million during the first and second quarters of 2006. It appears to us that a negative trend already exists. In this regard, please clarify and disclose whether you believe it is reasonably possible that these matters will have a material impact on your financial statements. If a material loss is reasonably possible, please provide any additional disclosures required by SFAS 5 and SAB 5:Y, including a roll-forward of outstanding claims, the amounts of average settlements each period and the significant assumptions you used to determine the expenses you recorded.

        Response:    Great Lakes has revised the disclosure on pages 123 and 124 of the proxy statement/prospectus to make clear that it does not believe that it is reasonably possible that any existing claims will have a material adverse impact on the Company. The Company believes with regard to existing claims that it has met the disclosure requirements of SFAS 5 and SAB 5:Y as it has concluded that there is not a reasonable possibility that these claims will have a material adverse impact on the Company. Regarding the future personal injury suits to which Great Lakes refers, there is no existing condition or circumstance and so these claims would arise solely from future events that cannot be predicted and therefore do not at present represent a loss contingency of Great Lakes. The Company supplementally advises the Staff that Great Lakes does not anticipate an additional charge for the most recent quarter.

Exhibits 5.1 and 5.2

        22.   We note the statement "The opinion expressed above is based exclusively on the statutory provisions of the Delaware General Corporation Law." Provide written confirmation tagged as correspondence on the EDGAR system that counsel concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting these laws.

        Response:    We note the staff's comment and have filed herewith as Exhibits 5.1 and 5.2 new opinions including the required language.

        23.   We note the statement "This opinion letter is issued solely for the benefit of the persons to whom it is addressed." Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion or other limitations on whom may rely on the opinion are unacceptable. Thus, we object to any language that states or implies that the opinion is "solely" for the benefit of the persons to whom it is addressed. Please delete the word "solely."

        Response:    We note the staff's comment and have eliminated the word solely from the new opinions filed herewith as Exhibits 5.1 and 5.2.

        24.   We note the statement "This opinion is being given as of the date hereof, and we assume no obligation to update or supplement this opinion to reflect any facts or circumstances which may hereafter come to our attention with respect to the matters discussed herein, including any changes in applicable law which may hereafter occur." Please delete. Alternatively, you must file new opinions immediately before the registration statement's effectiveness because the opinions must speak as of that time.

        Response:    We note the staff's comment and hereby confirm that we will file new opinions as Exhibits 5.1 and 5.2 immediately prior to effectiveness.

Exhibit 8.1

        25.   Since the disclosure in the registration statement constitutes the opinion, the short form tax opinion filed as the exhibit and the prospectus both must state clearly that the disclosure in the prospectus' U.S. federal income tax considerations section is counsel's opinion. Thus, it is unacceptable for the short form tax opinion or the prospectus to state that the statements in the prospectus to the extent that they constitute matters of United States federal income tax or legal conclusions are correct in all material respects. Please revise the sixth paragraph of the short form tax opinion to make clear that the disclosure in the prospectus is the opinion.

        Response:    The Company has revised the disclosure document in response to the staff's comment in Exhibit 8.1.

Exhibit 99.1

        26.   All forms of proxy filed under Rule 14a-6(a) of Regulation 14A must be marked clearly "Preliminary Copies." See Rule 14a-6(e)(l) of Regulation 14A, and revise.

        Response:    The Company has revised the disclosure document in response to the staff's comment in Exhibit 99.1.

Closing Comments

        Attached as Exhibit A hereto please find the Company's written statement as requested by the staff.

        Please direct any questions or further communications relating to the above to the undersigned at (212) 839-8654 or, alternatively, Harlan Cohen at (212) 839-7306. Thank you.

Very truly yours,
/s/ JACK I. KANTROWITZ
Jack I. Kantrowitz, Esq.

cc:
Nathan Leight
Aldabra Acquisition Corporation
c/o Terrapin Partners LLC
540 Madison Avenue, 17th Floor
New York, NY 10022

Carol Anne Huff, Esq.
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL 60601

EXHIBIT A

Aldabra Acquisition Corporation
c/o Terrapin Partners LLC
540 Madison Avenue, 17th Floor
New York, NY 10022
November 7, 2006

Re:
Aldabra Acquisition Corporation
Great Lakes Dredge & Dock Holdings Corp.
Pre-effective Amendment 1 to Registration Statement on Form S-4,
File No. 333-136861, filed October 16, 2006

Ladies and Gentlemen:

        I, Nathan D. Leight, as the Chairman of Aldabra Acquisition Corporation ("Aldabra"), am delivering this letter at the request of the Securities and Exchange Commission (the "SEC") in its letter dated November 2, 2006.

        Aldabra has authorized me to deliver such letter and to acknowledge the following on its behalf, in connection with the filing with the SEC of the Pre-effective Amendment 1 to Registration Statement on Form S-4, file No. 333-136861, filed October 16, 2006.

        Aldabra acknowledges that (i) Aldabra is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC, (ii) staff comments or changes to disclosure in response to staff comments in Aldabra's filings with the SEC reviewed by the staff do not foreclose the SEC from taking any action with respect to Aldabra's filings; and (iii) Aldabra may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,
/s/ NATHAN D. LEIGHT
Nathan D. Leight Chairman Aldabra Acquisition Corporation